SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Quarter of 2023

The preliminary financial performance figures for Woori Financial Group for the three-month period ended on March 31, 2023, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2023	4Q 2022	% Change Increase (Decrease)		1Q 2022	% Change Increase (Decrease)
Revenue*	Specified Quarter	12,551,292	-734,405	N/M	(1)	8,965,661	39.99
	Cumulative Basis	12,551,292	42,422,553	-		8,965,661	39.99
Operating Income	Specified Quarter	1,252,157	727,859	72.03		1,228,442	1.93
	Cumulative Basis	1,252,157	4,430,524	-		1,228,442	1.93
Income before	Specified Quarter	1,270,517	729,255	74.22		1,165,077	9.05
Income Tax Expense	Cumulative Basis	1,270,517	4,485,374	-		1,165,077	9.05
Net Income	Specified Quarter	944,262	531,293	77.73		872,472	8.23
	Cumulative Basis	944,262	3,323,982	-		872,472	8.23
Profit to the Equity Holders of the Parent Entity	Specified Quarter	911,327	479,935	89.89		839,188	8.60
	Cumulative Basis	911,327	3,141,680	-		839,188	8.60

(1)	N/M = not meaningful

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*

Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income). In 4Q22 profits(revenues) and losses(operating expenses) related to derivatives decreased due to, among others, the fall in the exchange rate so that the revenues and operating expenses in 4Q22 were reduced compared to in 3Q22.

Woori Bank’s Preliminary Financial Performance Figures

for the First Quarter of 2023

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the three-month period ended on March 31, 2023, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2023	4Q 2022	% Change Increase (Decrease)		1Q 2022	% Change Increase (Decrease)
Revenue*	Specified Quarter	11,464,817	-1,623,769	N/M	(1)	8,095,263	41.62
	Cumulative Basis	11,464,817	38,656,623	-		8,095,263	41.62
Operating Income	Specified Quarter	1,141,610	691,015	65.21		991,557	15.13
	Cumulative Basis	1,141,610	3,783,187	-		991,557	15.13
Income before	Specified Quarter	1,155,877	693,696	66.63		947,332	22.01
Income Tax Expense	Cumulative Basis	1,155,877	3,862,708	-		947,332	22.01
Net Income	Specified Quarter	862,912	521,588	65.44		719,412	19.95
	Cumulative Basis	862,912	2,903,409	-		719,412	19.95
Profit to the Equity Holders of the Parent Entity	Specified Quarter	859,492	518,624	65.73		716,423	19.97
	Cumulative Basis	859,492	2,892,165	-		716,423	19.97

(1)	N/M = not meaningful

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*

Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income). In 4Q22 profits(revenues) and losses(operating expenses) related to derivatives decreased due to, among others, the fall in the exchange rate so that the revenues and operating expenses in 4Q22 were reduced compared to in 3Q22.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 24, 2023	By:	/s/ Sung-Wook Lee
(Signature)

Name : Sung-Wook Lee
Title : Deputy President